SERIES AA PREFERRED STOCK PURCHASE AGREEMENT

THIS SERIES AA PREFERRED STOCK PURCHASE AGREEMENT (this "**Agreement**"), is made as of the 27th day of September, 2023, by and among KNOCKAWAY, INC., a Delaware corporation (the "**Company**"), the investors listed on Exhibit A-1 attached to this Agreement (each a "**Purchaser**" and together, the "**Purchasers**").

The parties hereby agree as follows:

1. Purchase, Sale and Issuance of Stock.

1.1 Sale and Issuance of Series AA Preferred Stock.

(a) The Company shall adopt and file with the Secretary of State of the State of Delaware on or before the Initial Closing (as defined below) the Fifth Amended and Restated Certificate of Incorporation in the form of Exhibit B attached to this Agreement (the "**Restated Certificate**").

(b) Subject to the terms and conditions of this Agreement, each Purchaser agrees, severally and not jointly, to purchase at the Closing and the Company agrees to sell and issue to each Purchaser at the Closing the number of shares of Series AA Preferred Stock, $0.0001 par value per share (the "**Series AA Preferred Stock**"), set forth opposite each Purchaser's name on Exhibit A-1, at a price of $0.089896 per share (the "**Per Share Issue Price**").

The Series AA Preferred Stock and Series AA-1 Preferred Stock, par value $0.0001 (the "**Series AA-1 Preferred Stock**"), issued to the Purchasers pursuant to this Agreement (including the Shares issued at the Initial Closing (including the Promissory Note Shares (as defined below)) and any Additional Shares, Participation Bonus Shares and Pull Through Bonus Shares, as each is defined below) shall be referred to herein as the "**Shares**." The shares of Common Stock issuable upon conversion of the Shares are referred to herein as the "**Conversion Shares**" (it being understood that the Series AA-1 Preferred Stock is not convertible into Common Stock except as expressly set forth in the Restated Charter).

1.2 Closing; Delivery.

(a) The initial purchase and sale of the Shares shall take place remotely via the exchange of documents and signatures, on the date of this Agreement or at such time and place as the Company and the Purchasers participating in such Closing mutually agree upon, orally or in writing (which time and place are designated as the "**Initial Closing**"). In the event there is more than one closing, the term "**Closing**" shall apply to each such closing unless otherwise specified.

(b) At each Closing, the Company shall deliver to each Purchaser participating in such Closing one or more certificates representing the applicable shares of Series AA Preferred Stock being purchased by such Purchaser at such Closing against payment of the purchase price therefor by check payable to the Company, by wire transfer to a bank account designated by the Company, by cancellation or conversion of indebtedness of the Company to Purchaser, including interest, or by any combination of such methods.

1.3 Promissory Note Conversion. Effective as of, and contingent upon, the Initial Closing, SCV hereby acknowledges and agrees that the Promissory Note (as defined below) held by SCV is hereby surrendered to the Company and that the entire outstanding principal and all accrued interest through September 25, 2023 (the "**Promissory Note Interest Accrual Date**") on the Promissory Note shall automatically convert in full, without any further action by SCV, into that number of whole shares of Series AA Preferred Stock set forth opposite such SCV's name on Exhibit A-1 (the "**Promissory Note Shares**"). SCV agrees the Promissory Note is cancelled and extinguished as of the Initial Closing and converted into that number of shares Series AA Preferred Stock set forth on Exhibit A-1 opposite SCV's name and such cancellation and conversion is in full and complete satisfaction of all obligations of the Company under the Promissory Note and any additional interest accruing on the Promissory Note from or after the Promissory Note Interest Accrual Date is hereby waived.

1.4 Sale of Additional Shares of Series AA Preferred Stock.

(a) After the Initial Closing, the Company may sell, on the same terms and conditions as those contained in this Agreement, up to 53,094,208 Shares to Rights Offering Stockholders (as defined below) pursuant to the Rights Offering (as defined below); provided that (i) each such sale is consummated on or prior to October 25, 2023 (the "**Offering End Date**"), and (ii) each purchaser in the Rights Offering becomes a party to the Transaction Agreements (as defined below) (other than the Management Rights Letter), by executing and delivering a counterpart signature page to each of the Transaction Agreements. Following the expiration of the Rights Offering, if Company has not sold at least 166,859,475 Shares (excluding Participation Bonus Shares) pursuant to the terms of this Agreement, then the Company may sell, on the same terms and conditions as those contained in this Agreement, up to that number of additional Shares equal to 166,859,475 Shares (excluding Participation Bonus Shares) less the number of Shares previously sold by the Company at any Closing to other investors (each an "**Additional Purchaser**"); provided that (i) each such sale is consummated on or prior to 180 days after the Offering End Date, and (ii) each Additional Purchaser becomes a party to the Transaction Agreements (as defined below) (other than the Management Rights Letter), by executing and delivering a counterpart signature page to each of the Transaction Agreements. All Shares sold pursuant to this Section 1.4(a) shall be referred to as "**Additional Shares**". Exhibit A-1 to this Agreement shall be updated to reflect the number of Additional Shares purchased at each such Closing and the parties purchasing such Additional Shares.

(b) Promptly following the Initial Closing, the Company shall offer each Previous Preferred Stockholder (as defined below) who did not participate in the Initial Closing and who is an "accredited investor" within the meaning of Rule 501 under the Securities Act (as defined below) (each a "**Rights Offering Stockholder**"), the right, but not the obligation, in such Rights Offering Stockholders' sole discretion, to participate in a Closing pursuant to Section 1.4(a) by purchasing pursuant to the terms of this Agreement up to the number of shares of Series AA Preferred Stock set forth next to such Rights Offering Stockholder's name on Schedule I hereto (the "**Rights Offering**"). Each Rights Offering Stockholder shall have the right to assign its rights to participate in the Rights Offering to any of its Affiliates provided that any such Affiliate is an "accredited investor" within the meaning of Rule 501 under the Securities Act.

1.5 Issuance of Additional Shares of Series AA Preferred Stock.

(a) Issuance. In the event that a Previous Preferred Stockholder who previously purchased shares of Company's Series Y Preferred Stock purchases shares of Series AA Preferred Stock pursuant to this Agreement (such purchase a "**Series AA Purchase**", and such participating Previous Preferred Stockholder, a "**Participating Stockholder**"), then such Participating Stockholder shall automatically, and without any further action on the part of such Participating Stockholder, be issued by the Company, promptly after the Rights Offering End Date, a portion of the Participation Bonus Pool Share Amount equal to a number of whole shares of Series AA Preferred Stock equal to the quotient of (A) (i) the Actual Investment Amount (as defined below) multiplied by (ii) three (3) multiplied by (iii) the Series Y Pro Rata Amount (as defined below) divided by (B) the Per Share Issue Price (the "**Initially Calculated Participation Bonus Shares**"), which Initially Calculated Participation Bonus Shares shall be subject to adjustment as provided in this Section 1.5 (and, for the avoidance of doubt, the Company will only be obligated to issue to each Participating Stockholder the actual number of such shares as so adjusted). If the Participation Bonus Pool Share Amount is greater than the aggregate Initially Calculated Participation Bonus Shares of all Participating Stockholders, then the number of shares equal to the Participation Bonus Pool Share Amount less such aggregate Initially Calculated Participation Bonus Shares (the "**Remaining Participation Bonus Pool Shares**") shall be allocated among the Participating Stockholders, and each Participating Stockholder shall automatically, and without any further action on the part of such Participating Stockholder, be issued by the Company, promptly after the Rights Offering End Date, in addition to such Participation Stockholder's Initially Calculated Participation Bonus Shares, a number of shares of Series AA Preferred Stock (rounded down to the nearest whole number) equal to the product of (A) the Remaining Participation Bonus Pool Shares multiplied by (B) the quotient of (i) the Initially Calculated Participation Bonus Shares applicable to such Participating Stockholder divided by (ii) the aggregate Initially Calculated Participation Bonus Shares of all Participating Stockholders (the percentage resulting from the quotient of (i) and (ii) applicable to each Participating Stockholder, the "**Participation Bonus Pro-Rata Percentage**"). If instead the number of Initially Calculated Participation Bonus Shares is greater than the Participation Bonus Pool Share Amount (the "**Participation Bonus Pool Overage Shares**"), each Participating Stockholder's Initially Calculated Participation Bonus Shares shall automatically, and without any further action on the part of such Participating Stockholder, be reduced by a number of shares of Series AA Preferred Stock (rounded down to the nearest whole number) equal to the product of (A) the Participation Bonus Pool Overage Shares multiplied by such Participating Stockholder's Participation Bonus Pro-Rata Percentage. All shares of Series AA Preferred Stock issued pursuant to this Section 1.5(a) shall be referred to as "**Participation Bonus Shares**".

(b) Procedural Requirements. As soon as practicable after the determination of the Participation Bonus Shares, the Company shall issue and deliver to each Participating Stockholder, or to his, her or its nominees, a certificate or certificates (which may be electronic) for the number of shares of Series AA Preferred Stock issued to such Participating Stockholder in accordance with the provisions of this Section 1.5. Exhibit A-2 to this Agreement shall be updated promptly after the Rights Offering End Date to reflect the number of Participation Bonus Shares so issued and the applicable recipient thereof.

1.6 Issuance of Shares of Series AA-1 Preferred Stock.

(a) Initial Issuance. If a Participating Stockholder's Series AA Purchase

equals or exceeds the Eligibility Threshold (such Participating Stockholder, an "**Eligible Participating Stockholder**"), then, in addition to the shares issued pursuant to Section 1.5, such Eligible Participating Stockholder shall automatically, and without any further action on the part of such Eligible Participating Stockholder, be issued by the Company, promptly after the Rights Offering End Date, a number of whole shares of Series AA-1 Preferred Stock equal to the quotient of (A) (i) the Pull Through Bonus Pool Dollar Amount multiplied by (ii) the Prior Liquidation Preference Pro Rata Amount divided by (B) the Per Share Issue Price (an "**Initial Pull Through Bonus**"). For the avoidance of doubt, if a Participating Stockholder's Series AA Purchase is less than the Eligibility Threshold, such Participating Stockholder shall not receive any shares of Series AA-1 Preferred Stock under this Agreement or otherwise. All Shares issued pursuant to this Section 1.6(a) shall be referred to as "**Pull Through Bonus Shares**".

(b) Additional Issuance. If, after each Eligible Participating Stockholder has received its Initial Pull Through Bonus, the Pull Through Bonus Pool Share Amount is greater than the total amount of shares of Series AA-1 Preferred Stock issued pursuant to the Initial Pull Through Bonuses (the "**Initial Pull Through Bonus Shares**"), then the number of shares equal to the Pull Through Bonus Pool Share Amount less the Initial Pull Through Bonus Shares (the "**Remaining Pull Through Bonus Pool Shares**") shall be allocated among such Eligible Participating Stockholders proportionately, and in addition to the shares issued pursuant to Section 1.6(c), each Eligible Participating Stockholder shall automatically, and without any further action on the part of such Eligible Participating Stockholder, be issued by the Company, promptly after the Rights Offering End Date, a number of whole shares of Series AA-1 Preferred Stock Shares equal to the product of (A) the Remaining Pull Through Bonus Pool Shares multiplied by (B) the quotient of (i) the Prior Liquidation Preference Amount applicable to such Eligible Participating Stockholder divided by (ii) the aggregate amount of liquidation preference held by all such Eligible Participating Stockholders prior to the Restructuring (the "**Additional Pull Through Bonus**"). All shares of Series AA-1 Preferred Stock issued pursuant to this Section 1.6(b) shall be referred to as "**Pull Through Bonus Shares**".

(c) Procedural Requirements. As soon as practicable after the determination of the Initial Pull Through Bonus and any Additional Pull Through Bonus, as applicable, the Company shall issue and deliver to each Participating Stockholder, or to his, her or its nominees, a certificate or certificates (which may be electronic) for the number of shares of Series AA-1 Preferred Stock issued to such Participating Stockholder in accordance with the provisions of this Section 1.6. Exhibit A-3 to this Agreement shall be updated promptly after the Rights Offering End Date to reflect the number of Pull Through Bonus Shares so issued and the applicable recipient thereof.

1.7 Use of Proceeds. In accordance with the directions of the Board of Directors of the Company (the "**Board**"), as it shall be constituted in accordance with the Voting Agreement, the Company will use the proceeds from the sale of the Shares for working capital and other general corporate purposes.

1.8 Defined Terms Used in this Agreement. In addition to the terms defined above, the following terms used in this Agreement shall be construed to have the meanings set forth or referenced below.

(a) "**Actual Investment Amount**" means the aggregate purchase price funded pursuant to this Agreement to purchase shares of Series AA Preferred Stock by a Participating Stockholder in a Series AA Purchase.

(b) "**Affiliate**" means, with respect to any specified Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such Person, including, without limitation, any general partner, managing member, officer, director or trustee of such Person, or any venture capital fund or registered investment company now or hereafter existing that is controlled by one or more general partners, managing members or investment advisers of, or shares the same management company or investment adviser with, such Person.

(c) "**Code**" means the Internal Revenue Code of 1986, as amended.

(d) "**Company Covered Person**" means, with respect to the Company as an "issuer" for purposes of Rule 506 promulgated under the Securities Act, any Person listed in the first paragraph of Rule 506(d)(1).

(e) "**Company Intellectual Property**" means all patents, patent applications, registered and unregistered trademarks, trademark applications, registered and unregistered service marks, service mark applications, tradenames, copyrights, trade secrets, domain names, mask works, information and proprietary rights and processes, similar or other intellectual property rights, subject matter of any of the foregoing, tangible embodiments of any of the foregoing, licenses in, to and under any of the foregoing, and in any and all such cases that are owned or used by the Company in, or otherwise necessary to the Company in the conduct of the Company's business as now conducted and as presently proposed to be conducted.

(f) "**Eligibility Threshold**" means a dollar amount equal to (i) a Previous Preferred Stockholder's fully-diluted percentage ownership in the Company prior to the Restructuring (as determined by the Company in good faith) multiplied by (ii) $10,000,000.00.

(g) "**Indemnification Agreement**" means the agreement between the Company and Dave Garland, dated as of the date of the Initial Closing, in the form of Exhibit D attached to this Agreement.

(h) "**Investors' Rights Agreement**" means the agreement among the Company, the Purchasers, and certain other stockholders of the Company dated as of the date of the Initial Closing, in the form of Exhibit E attached to this Agreement.

(i) "**Key Employees**" means Sean Black and Jamison Glenn.

(j) "**Knowledge**" including the phrase "**to the Company's knowledge**" shall mean the actual knowledge after reasonable investigation and assuming such knowledge as the individual would have as a result of the reasonable performance of his duties in the ordinary course of the Key Employees. Additionally, for purposes of Section 2.8, the Company shall be deemed to have knowledge of a patent right if the Company has actual knowledge of the patent right or would be found to be on notice of such patent right as determined by reference to United States patent laws.

(k) "**Management Rights Letter**" means the agreement between the Company and SCV, dated as of the date of the Initial Closing, in the form of Exhibit F attached to this Agreement.

(l) "**Material Adverse Effect**" means a material adverse effect on the business, assets (including intangible assets), liabilities, financial condition, property, or results of operations of the Company.

(m) "**Participation Bonus Pool Share Amount**" means 54,684,923, the maximum aggregate number of shares of Series AA Preferred Stock to be issued pursuant to Section 1.5.

(n) "**Person**" means any individual, corporation, partnership, trust, limited liability company, association or other entity.

(o) "**Previous Preferred Stockholder**" means any current stockholder of the Company that held shares of the Company's preferred stock prior to the Restructuring, including, for the avoidance of doubt, any current stockholder of the Company that held shares of the Company's preferred stock prior to the Prior Restructuring.

(p) "**Prior Liquidation Preference Amount**" means the amount of aggregate liquidation preference held by a Previous Preferred Stockholder prior to Restructuring (as determined by the Company in good faith).

(q) "**Prior Liquidation Preference Pro Rata Amount**" means the quotient of (i) the Prior Liquidation Preference Amount divided by (ii) $75,883,956.97.

(r) "**Prior Restructuring**" means the restructuring transaction effected by the Company's Fourth Amended and Restated Certificate of Incorporation, filed with the Secretary of State of the State of Delaware on April 27, 2022.

(s) "**Promissory Note**" means that certain promissory note in the aggregate principal amount of $1,000,000.00 issued by the Company to SCV on September 7, 2023.

(t) "**Pull Through Bonus Pool Share Amount**" means 333,718,958, the maximum aggregate number of shares of Series AA-1 Preferred Stock to be issued pursuant to Section 1.6.

(u) "**Pull Through Bonus Pool Dollar Amount**" means $30,000,000.00.

(v) "**Purchaser**" means each of the Purchasers who is initially a party to this Agreement and any Rights Offering Purchaser or Additional Purchaser who becomes a party to this Agreement at a subsequent Closing under Section 1.3.

(w) "**Restructuring**" has the meaning set forth in the Restated Certificate.

(x) "**Right of First Refusal and Co-Sale Agreement**" means the agreement among the Company, the Purchasers, and certain other stockholders of the Company, dated as of the date of the Initial Closing, in the form of Exhibit G attached to this Agreement.

(y) "**SCV**" means Second Century Ventures, LLC.

(z) "**Securities Act**" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

(aa) "**Series Y Pro Rata Amount**" means the quotient of (i) aggregate purchase price funded to purchase shares of Series Y Preferred Stock by a Previous Preferred Stockholder pursuant to that certain Series Y Preferred Stock Purchase Agreement, dated as of April 27, 2022, by and between the Company and the other parties thereto, divided by (ii) $28,593,376.97.

(bb) "**Shares**" has the meaning set forth in Section 1.1(b) of this Agreement.

(cc) "**Transaction Agreements**" means this Agreement, the Investors' Rights Agreement, the Management Rights Letter, the Right of First Refusal and Co-Sale Agreement, and the Voting Agreement.

(dd) "**Voting Agreement**" means the agreement among the Company, the Purchasers and certain other stockholders of the Company, dated as of the date of the Initial Closing, in the form of Exhibit H attached to this Agreement.

2. Representations and Warranties of the Company. The Company hereby represents and warrants to each Purchaser that, except as set forth on the Disclosure Schedule attached as Exhibit C to this Agreement, which exceptions shall be deemed to be part of the representations and warranties made hereunder, the following representations are true and complete as of the date of the Initial Closing, except as otherwise indicated. The Disclosure Schedule shall be arranged in sections corresponding to the numbered and lettered sections and subsections contained in this Section 2, and the disclosures in any section or subsection of the Disclosure Schedule shall qualify other sections and subsections in this Section 2 only to the extent it is readily apparent from a reading of the disclosure that such disclosure is applicable to such other sections and subsections.

For purposes of these representations and warranties (other than those in Sections 2.2, 2.3, 2.4, 2.5 and 2.6), the term "**the Company**" shall include any subsidiaries of the Company, unless otherwise noted herein.

2.1 Organization, Good Standing, Corporate Power and Qualification. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to carry on its business as presently conducted and as proposed to be conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a Material Adverse Effect.

2.2 Capitalization.

(a) The authorized capital of the Company shall consist, immediately prior to the Initial Closing and immediately following the Restructuring, of:

(i) 294,457,639 shares of Common Stock, 2,141,737 of which are issued and outstanding. All of the outstanding shares of Common Stock have been duly authorized, are fully paid and nonassessable and were issued in compliance with all applicable federal and state securities laws.

(ii) 562,463,983 shares of Preferred Stock, $0.0001 par value per share (the "**Preferred Stock**"), 221,544,398 of which are designated Series AA Preferred Stock, none of which are issued and outstanding immediately prior to the Initial Closing, and 340,919,585 of which are designated Series AA-1 Preferred Stock (the "**Series AA-1 Preferred Stock**"), none of which are issued and outstanding immediately prior to the Initial Closing, The rights, privileges and preferences of the Preferred Stock are as stated in the Restated Certificate and as provided by the Delaware General Corporation Law. All of the outstanding shares of Preferred Stock have been duly authorized, are fully paid and nonassessable and were issued in compliance with all applicable federal and state securities laws. The Company holds no Preferred Stock in its treasury. Each outstanding series of Preferred Stock that is convertible is convertible into Common Stock on a one-for-one basis as of the date hereof and the consummation of the transactions contemplated hereunder will not result in any anti-dilution adjustment or other similar adjustment to the outstanding shares of Preferred Stock.

(b) The Company has reserved a total of 54,129,220 shares of Common Stock for issuance to officers, directors, employees and consultants of the Company pursuant to its 2015 Equity Incentive Plan duly adopted by the Board and approved by the Company stockholders (as amended, the "**Stock Plan**"). Of such reserved shares of Common Stock, as of the Initial Closing 216,787 shares have been issued pursuant to restricted stock purchase agreements or exercise of outstanding options and are included in Subsection 2.2(a)(i) above, options to purchase 629,688 shares pursuant to stock option grant agreements have been granted and are currently outstanding, and 53,282,745 shares of Common Stock remain available for issuance to officers, directors, employees and consultants pursuant to the Stock Plan. The Company has made available to the Purchasers complete and accurate copies of the Stock Plan and forms of agreements used thereunder.

(c) Subsection 2.2(c) of the Disclosure Schedule sets forth the capitalization of the Company immediately following the Initial Closing including the number of shares of the following: (i) issued and outstanding Common Stock; (ii) granted stock options; (iii) shares of Common Stock reserved for future award grants under the Stock Plan; (iv) each series of Preferred Stock; and (v) warrants or stock purchase rights, if any. Except for (A) the conversion privileges of the Shares to be issued under this Agreement, (B) the rights provided in Section 4 of the Investors' Rights Agreement, and (C) the securities and rights described in Section 2.2(b) of this Agreement and Section 2.2(c) of the Disclosure Schedule, there are no outstanding options, warrants, rights (including conversion or preemptive rights and rights of first refusal or similar rights) or agreements, orally or in writing, to purchase or acquire from the Company any shares of Common Stock or Preferred Stock, or any securities convertible into or exchangeable for shares

of Common Stock or Preferred Stock. All outstanding shares of the Company's Common Stock and all shares of the Company's Common Stock underlying outstanding options are subject to (i) a right of first refusal in favor of the Company upon any proposed transfer (other than transfers for estate planning purposes); and (ii) a lock-up or market standoff agreement of not less than one hundred eighty (180) days following the Company's initial public offering pursuant to a registration statement filed with the Securities and Exchange Commission under the Securities Act.

(d) Except as set forth on Schedule 2.2(d) of the Disclosure Schedule, none of the Company's stock purchase agreements or stock option documents contains a provision for acceleration of vesting (or lapse of a repurchase or forfeiture right) or other changes in the vesting provisions or other terms of such agreement or understanding upon the occurrence of any event or combination of events, including without limitation in the case where the Company's Stock Plan is not assumed in an acquisition. The Company has never adjusted or amended the exercise price of any stock options previously awarded, whether through amendment, cancellation, replacement grant, repricing, or any other means. Except as set forth in the Restated Certificate, the Company has no obligation (contingent or otherwise) to purchase or redeem any of its capital stock.

(e) The Company believes in good faith that any "nonqualified deferred compensation plan" (as such term is defined under Section 409A(d)(1) of the Code and the guidance thereunder) under which the Company makes, is obligated to make or promises to make, payments (each, a "**409A Plan**") complies in all material respects, in both form and operation, with the requirements of Section 409A of the Code and the guidance thereunder. To the knowledge of the Company, no payment to be made under any 409A Plan is, or will be, subject to the penalties of Section 409A(a)(1) of the Code.

(f) The Company has obtained valid waivers of any rights by other parties to purchase any of the Shares covered by this Agreement.

2.3 Subsidiaries. Except as set forth on Schedule 2.3 of the Disclosure Schedule, the Company does not currently own or control, directly or indirectly, any interest in any other corporation, partnership, trust, joint venture, limited liability company, association, or other business entity. The Company is not a participant in any joint venture, partnership or similar arrangement. Except as set forth in Section 2.3 of the Disclosure Schedule, since its inception, the Company has not consolidated or merged with, acquired all or substantially all of the assets of, or acquired the stock of or any interest in any corporation, partnership, limited liability company or other business entity. Except as set forth in Section 2.3 of the Disclosure Schedule, each subsidiary of the Company (a) is wholly-owned, either directly or indirectly, by the Company, (b) is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, (c) has all requisite corporate power and authority to carry on its business as nor conducted and as presently proposed to be conducted, and (d) is duly qualified to do business and is in good standing in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a Material Adverse Effect on the Company or such subsidiary or its business.

2.4 Authorization. All corporate action required to be taken by the Board and stockholders in order to authorize the Company to execute and filed the Restated Certificate, to effect the Restructuring and to enter into the Transaction Agreements, to issue the Shares at the Initial Closing and the Common Stock issuable upon conversion of the Series AA Preferred Stock, has been taken or will be taken prior to the Initial Closing. All action on the part of the officers of the Company necessary for the execution and filing of the Restated Certificate, the execution and delivery of the Transaction Agreements, the performance of all obligations of the Company under the Transaction Agreements to be performed as of the Closing, and the issuance and delivery of the Shares has been taken or will be taken prior to the applicable Closing. The Restated Certificate and the Transaction Agreements, when executed and delivered by the Company, shall constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies, or (iii) to the extent the indemnification provisions contained in the Investors' Rights Agreement may be limited by applicable federal or state securities laws.

2.5 Valid Issuance of Shares.

(a) The Shares, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer under the Transaction Agreements, applicable state and federal securities laws and liens or encumbrances created by or imposed by a Purchaser. Assuming the accuracy of the representations of the Purchaser in Section 3 of this Agreement and subject to the filings described in Section 2.6(ii) below, the Shares will be issued in compliance with all applicable federal and state securities laws. The Conversion Shares have been duly reserved for issuance.

(b) No "bad actor" disqualifying event described in Rule 506(d)(1)(i)-(viii) of the Securities Act (a "**Disqualification Event**") is applicable to the Company or, to the Company's knowledge, any Company Covered Person, except for a Disqualification Event as to which Rule 506(d)(2)(ii–iv) or (d)(3), is applicable.

2.6 Governmental Consents and Filings. Assuming the accuracy of the representations made by the Purchasers in Section 3 of this Agreement, no consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any federal, state or local governmental authority is required on the part of the Company in connection with the consummation of the transactions contemplated by this Agreement, except for (i) the filing of the Restated Certificate, which will have been filed as of the Initial Closing, and (ii) filings pursuant to Regulation D of the Securities Act, and applicable state securities laws, which have been made or will be made in a timely manner.

2.7 Litigation. There is no claim, action, suit, proceeding, arbitration, complaint, charge or investigation pending or to the Company's knowledge, currently threatened (i) against the Company or, to the Company's knowledge, any officer, director or Key Employee of the Company arising out of their employment or board relationship with the Company; (ii) to

the Company's knowledge, that questions the validity of the Transaction Agreements or the right of the Company to enter into them, or to consummate the transactions contemplated by the Transaction Agreements; or (iii) to the Company's knowledge, that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect. Neither the Company nor, to the Company's knowledge, any of its officers, directors or Key Employees is a party or is named as subject to the provisions of any order, writ, injunction, judgment or decree of any court or government agency or instrumentality (in the case of officers, directors or Key Employees, such as would affect the Company). There is no action, suit, proceeding or investigation by the Company pending or which the Company intends to initiate. The foregoing includes, without limitation, actions, suits, proceedings or investigations pending or threatened in writing (or any basis therefor known to the Company) involving the prior employment of any of the Company's employees, their services provided in connection with the Company's business, any information or techniques allegedly proprietary to any of their former employers or their obligations under any agreements with prior employers.

2.8 Intellectual Property.

(a) The Company owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all Company Intellectual Property without any known conflict with, or infringement of, the rights of others, including prior employees or consultants. The Company has not received any communications alleging that the Company has violated, or by conducting its business, would violate any of the patents, trademarks, service marks, tradenames, copyrights, trade secrets, mask works or other proprietary rights or processes of any other Person.

(b) No product or service marketed or sold (or proposed to be marketed or sold) by the Company violates or will violate any license or infringes or will infringe any intellectual property rights of any other party; provided that the foregoing representation is made to the Company's knowledge with respect to third party patents.

(c) Other than with respect to commercially available software products under standard end-user object code license agreements, there are no outstanding options, licenses, agreements, claims, encumbrances or shared ownership interests of any kind relating to the Company Intellectual Property, nor is the Company bound by or a party to any options, licenses or agreements of any kind with respect to the patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information, proprietary rights and processes of any other Person.

(d) The Company has obtained and possesses valid licenses to use all of the software programs present on the computers and other software- enabled electronic devices that it owns or leases or that it has otherwise provided to its employees for their use in connection with the Company's business.

(e) It will not be necessary to use any inventions of any of its employees or consultants (or Persons it currently intends to hire) made prior to their employment by the Company, including prior employees or consultants. Each employee and consultant has assigned to the Company all intellectual property rights he or she owns that are related to the Company's

business as now conducted and as presently proposed to be conducted and all intellectual property rights that he, she or it solely or jointly conceived, reduced to practice, developed or made during the period of his, her or its employment or consulting relationship with the Company that (a) relate, at the time of conception, reduction to practice, development, or making of such intellectual property right, to the Company's business as then conducted or as then proposed to be conducted, (b) were developed on any amount of the Company's time or with the use of any of the Company's equipment, supplies, facilities or information or (c) resulted from the performance of services for the Company.

(f) Subsection 2.8(f) of the Disclosure Schedule lists all registered Company Intellectual Property.

(g) The Company has not embedded, used or distributed any open source, copyleft or community source code in any of its products or services generally available or in development, including but not limited to any libraries or code, software, technologies or other materials that are licensed or distributed under any General Public License, Lesser General Public License or similar license arrangement or other distribution model described by Open Source Initiative at www.opensource.org, collectively "**Open Source Software**" in connection with any of its products or services that are generally available or in development or that requires the Company to disclose and distribute its own source code or in a manner that would restrict the ability of the Company to protect its proprietary interest in such product or service. None of the Company Intellectual Property (including without limitation, software source code) has been deposited with or disclosed or delivered to any escrow agent or similar third party, and the Company has not agreed to do so.

(h) The Company (and the conduct of the Company's business) has complied in all material respects with all applicable laws and regulations and with the Company's privacy policies relating to the collection, storage, use, disclosure and transfer of user data and personal information collected or obtained by the Company (or collected or obtained by third parties having authorized access to the records of the Company). With respect to all user data and personal information collected or obtained by the Company, the Company has taken all steps reasonably necessary (including implementing and monitoring compliance with adequate measures with respect to technical and physical security) to ensure that the user data and personal information is protected against loss and unauthorized or illegal access, use, modification, disclosure or transfer. To the Company's knowledge, there has been no unauthorized or illegal access to or use of any such user data or personal information and there has been no attempt to do so.

2.9 Compliance with Other Instruments. The Company is not in violation or default (i) of any provisions of its Restated Certificate or Bylaws, (ii) of any instrument, judgment, order, writ or decree, (iii) under any note, indenture or mortgage, or (iv) under any lease, agreement, contract or purchase order to which it is a party or by which it is bound that is required to be listed on the Disclosure Schedule, or (v) to its knowledge, any provision of federal or state statute, rule or regulation applicable to the Company, the violation of which would have a Material Adverse Effect. The execution, delivery and performance of the Transaction Agreements and the consummation of the transactions contemplated by the Transaction Agreements will not result in any such violation or be in conflict with or constitute, with or without the passage of time and

giving of notice, either (i) a default under any such provision, instrument, judgment, order, writ, decree, contract or agreement; or (ii) an event which results in the creation of any lien, charge or encumbrance upon any assets of the Company or the suspension, revocation, forfeiture, or nonrenewal of any material permit or license applicable to the Company. Except as set forth on Exhibit I, no third party consents, waivers or notices are necessary in connection with the filing of the Restated Certificate, the execution, delivery and performance of the Transaction Agreements and the consummation of the transactions contemplated by the Transaction Agreements.

2.10 Agreements; Actions.

(a) Except for the Transaction Agreements, there are no agreements, understandings, instruments, contracts or proposed transactions to which the Company is a party or by which it is bound that involve (i) obligations (contingent or otherwise) of, or payments to, the Company in excess of $300,000, (ii) the license of any patent, copyright, trademark, trade secret or other proprietary right to or from the Company (other than (1) with respect to commercially available software products under standard end-user object code license agreements that are not embedded in any of the Company's distributed products and (2) with respect to the Company's applications, products and services, standard end-user license agreements in the form or forms made available to the Purchasers or their respective counsel), (iii) the grant of rights to manufacture, produce, assemble, license, market, or sell its products to any other Person that limit the Company's exclusive right to develop, manufacture, assemble, distribute, market or sell its products, or (iv) indemnification by the Company with respect to infringements of proprietary rights.

(b) The Company has not (i) declared or paid any dividends, or authorized or made any distribution upon or with respect to any class or series of its capital stock, (ii) incurred any indebtedness for money borrowed or incurred any other liabilities individually in excess of $300,000 or in excess of $600,000 in the aggregate, (iii) made any loans or advances to any Person, other than ordinary advances for travel expenses, or (iv) sold, exchanged or otherwise disposed of any of its assets or rights, other than the sale of its inventory in the ordinary course of business. For the purposes of (a) and (b) of this Section 2.10, all indebtedness, liabilities, agreements, understandings, instruments, contracts and proposed transactions involving the same Person (including Persons the Company has reason to believe are affiliated with each other) shall be aggregated for the purpose of meeting the individual minimum dollar amounts of such subsection.

(c) The Company is not a guarantor or indemnitor of any indebtedness of any other Person.

(d) There are no side letters or other agreements entered into by the Company that provide for special anti-dilution rights, other than as set forth in the Restated Certificate.

2.11 Certain Transactions.

(a) Other than (i) standard employee benefits generally made available to all employees, (ii) standard director and officer indemnification agreements approved by the

Board, and (iii) the purchase of shares of the Company's capital stock and the issuance of options to purchase shares of the Company's Common Stock, in each instance, approved in the written minutes of the Board, there are no agreements, understandings or proposed transactions between the Company and any of its officers, directors, consultants or Key Employees, or any Affiliate thereof.

(b) The Company is not indebted, directly or indirectly, to any of its directors, officers or employees or to their respective spouses or children or to any Affiliate of any of the foregoing, other than in connection with expenses or advances of expenses incurred in the ordinary course of business or employee relocation expenses and for other customary employee benefits made generally available to all employees. None of the Company's directors, officers or employees, or any members of their immediate families, or any Affiliate of the foregoing are, directly or indirectly, indebted to the Company.

2.12 Rights of Registration and Voting Rights. Except as provided in the Investors' Rights Agreement, the Company is not under any obligation to register under the Securities Act any of its currently outstanding securities or any securities issuable upon exercise or conversion of its currently outstanding securities. To the Company's knowledge, except as contemplated in the Voting Agreement, no stockholder of the Company has entered into any agreements with respect to the voting of capital shares of the Company.

2.13 Property. Except as set forth in the Disclosure Schedule, the property and assets that the Company owns are free and clear of all mortgages, deeds of trust, liens, loans and encumbrances, except for statutory liens for the payment of current taxes that are not yet delinquent and encumbrances and liens that arise in the ordinary course of business and do not materially impair the Company's ownership or use of such property or assets. With respect to the property and assets it leases, the Company is in compliance with such leases and holds a valid leasehold interest free of any liens, claims or encumbrances other than those of the lessors of such property or assets. The Company does not own any real property.

2.14 Financial Statements. The Company has delivered to each Purchaser who has so requested its unaudited financial statements (including balance sheet, income statement and statement of cash flows) as of December 31, 2022 and for the 8-month period ended August 31, 2023 (collectively, the "**Financial Statements**"). The Financial Statements have been prepared in accordance with generally accepted accounting principles ("**GAAP**") applied on a consistent basis throughout the periods indicated, except that the unaudited Financial Statements may not contain all footnotes required by GAAP. The Financial Statements fairly present in all material respects the financial condition and operating results of the Company as of the dates, and for the periods, indicated therein, subject in the case of the unaudited Financial Statements to normal year-end adjustments. Except as set forth in the Financial Statements, the Company has no material liabilities or obligations, contingent or otherwise, other than (i) liabilities incurred in the ordinary course of business subsequent to August 31, 2023 (the "**Interim Financial Statement Date**"); (ii) obligations under contracts and commitments incurred in the ordinary course of business; and (iii) liabilities and obligations of a type or nature not required under GAAP to be reflected in the Financial Statements, which, in all such cases, individually and in the aggregate would not have a Material Adverse Effect. The Company maintains and will continue to maintain a standard system of accounting established and administered in accordance with GAAP.

2.15 Changes. Since the Interim Financial Statement Date, there has not been:

(a) any change in the assets, liabilities, financial condition or operating results of the Company from that reflected in the Financial Statements, except changes in the ordinary course of business that have not caused, in the aggregate, a Material Adverse Effect;

(b) any damage, destruction or loss, whether or not covered by insurance, that would have a Material Adverse Effect;

(c) any waiver or compromise by the Company of a valuable right or of a material debt owed to it;

(d) any satisfaction or discharge of any lien, claim, or encumbrance or payment of any obligation by the Company, except in the ordinary course of business and the satisfaction or discharge of which would not have a Material Adverse Effect;

(e) any material change to a material contract or agreement by which the Company or any of its assets is bound or subject;

(f) any material change in any compensation arrangement or agreement with any employee, officer, director or stockholder;

(g) any resignation or termination of employment of any executive officer or Key Employee of the Company;

(h) any mortgage, pledge, transfer of a security interest in, or lien, created by the Company, with respect to any of its material properties or assets, except liens for taxes not yet due or payable and liens that arise in the ordinary course of business and do not materially impair the Company's ownership or use of such property or assets;

(i) any loans or guarantees made by the Company to or for the benefit of its employees, officers or directors, or any members of their immediate families, other than travel advances and other advances made in the ordinary course of its business;

(j) any declaration, setting aside or payment or other distribution in respect of any of the Company's capital stock, or any direct or indirect redemption, purchase, or other acquisition of any of such stock by the Company;

(k) any sale, assignment or transfer of any Company Intellectual Property that could reasonably be expected to result in a Material Adverse Effect;

(l) receipt of notice that there has been a loss of, or material order cancellation by, any major customer of the Company;

(m) to the Company's knowledge, any other event or condition of any character, other than events affecting the economy or the Company's industry generally, that could reasonably be expected to result in a Material Adverse Effect; or

(n) any arrangement or commitment by the Company to do any of the things described in this Section 2.15.

2.16 Employee Matters.

(a) To the Company's knowledge, none of its employees is obligated under any contract (including licenses, covenants or commitments of any nature) or other agreement, or subject to any judgment, decree or order of any court or administrative agency, that would materially interfere with such employee's ability to promote the interest of the Company or that would conflict with the Company's business. Neither the execution or delivery of the Transaction Agreements, nor the carrying on of the Company's business by the employees of the Company, nor the conduct of the Company's business as now conducted and as presently proposed to be conducted, will, conflict with or result in a breach of the terms, conditions, or provisions of, or constitute a default under, any contract, covenant or instrument under which any such employee is now obligated.

(b) The Company is not delinquent in payments to any of its employees, consultants, or independent contractors for any wages, salaries, commissions, bonuses, or other direct compensation for any service performed for it as of the date hereof or amounts required to be reimbursed to such employees, consultants or independent contractors. The Company has complied in all material respects with all applicable state and federal equal employment opportunity laws and with other laws related to employment, including those related to wages, hours, worker classification and collective bargaining. The Company has withheld and paid to the appropriate governmental entity or is holding for payment not yet due to such governmental entity all amounts required to be withheld from employees of the Company and is not liable for any arrears of wages, taxes, penalties or other sums for failure to comply with any of the foregoing.

(c) To the Company's knowledge, no executive officer or Key Employee intends to terminate employment with the Company or is otherwise likely to become unavailable to continue as an executive officer or Key Employee, nor does the Company have a present intention to terminate the employment of any of the foregoing. The employment of each employee of the Company is terminable at the will of the Company. Except as set forth in Section 2.16(c) of the Disclosure Schedule or as required by law, upon termination of the employment of any such employees, no severance or other payments will become due. Except as set forth in Section 2.16(c) of the Disclosure Schedule, the Company has no policy, practice, plan or program of paying severance pay or any form of severance compensation in connection with the termination of employment services.

(d) The Company has not made any representations regarding equity incentives to any officer, employee, director or consultant that are inconsistent with the share amounts and terms set forth in the minutes of meetings of the Board.

(e) Section 2.16(e) of the Disclosure Schedule sets forth each employee benefit plan maintained, established or sponsored by the Company, or which the Company participates in or contributes to, which is subject to the Employee Retirement Income Security Act of 1974, as amended ("**ERISA**"). The Company has made all required contributions and has no liability to any such employee benefit plan, other than liability for health plan continuation

coverage described in Part 6 of Title I(B) of ERISA, and has complied in all material respects with all applicable laws for any such employee benefit plan.

(f) In the past two (2) years prior to the date hereof, there has been no "mass layoff," "employment loss," or "plant closing" as defined by the WARN Act or any other mini-WARN Act as set forth by applicable state Law in respect to the Company and the Company has not, in the past two (2) years prior to the date hereof, been affected by any transaction or engaged in any lay-offs or employment terminations sufficient in number to trigger application of any such Law.

2.17 Tax Returns and Payments. There are no federal, state, county, local or foreign taxes due and payable by the Company which have not been timely paid. There are no accrued and unpaid federal, state, country, local or foreign taxes of the Company which are due, whether or not assessed or disputed. There have been no examinations or audits of any tax returns or reports by any applicable federal, state, local or foreign governmental agency. The Company has duly and timely filed all federal, state, county, local and foreign tax returns required to have been filed by it and there are in effect no waivers of applicable statutes of limitations with respect to taxes for any year.

2.18 Insurance. The Company has in full force and effect fire and casualty insurance policies with extended coverage, sufficient in amount (subject to reasonable deductions) to allow it to replace any of its properties that might be damaged or destroyed. The Company has in full force and effect a director and officer liability insurance policy, including non-rescindable Side A coverage, with a coverage limit of at least $3,000,000. There are no pending claims under any such policies and the Company has no reason to believe that any such policies are subject to cancellation by any insurer by reason of the Company's breach of any covenant or condition.

2.19 Employee Agreements. Each current and former employee, consultant and officer of the Company has executed an agreement with the Company regarding confidentiality and proprietary information substantially in the form or forms made available to the Purchasers or their respective counsel (the "**Confidential Information Agreements**"). No current or former employee, consultant or officer of the Company has excluded works or inventions from his or her assignment of inventions pursuant to his or her Confidential Information Agreement. The Company is not aware that any of its employees, consultants or officers is in violation of any agreement covered by this Section 2.19.

2.20 Permits. The Company has all franchises, permits, licenses and any similar authority necessary for the conduct of its business, the lack of which would reasonably be expected to have a Material Adverse Effect. The Company is not in default in any material respect under any of such franchises, permits, licenses or other similar authority.

2.21 Obligations of Management. Each executive officer and Key Employee of the Company is currently devoting substantially all of his or her business time to the conduct of the business of the Company. The Company is not aware that any executive officer or Key Employee of the Company is planning to work less than full time at the Company in the future. No executive officer or Key Employee is currently working or, to the Company's knowledge, plans

to work for a competitive enterprise, whether or not such executive officer or Key Employee is or will be compensated by such enterprise.

2.22 Corporate Documents. The Restated Certificate and Bylaws of the Company are in the form made available to the Purchasers or their respective counsel. The copy of the minute books of the Company made available to the Purchasers or their respective counsel contains minutes of all meetings of directors and stockholders and all actions by written consent without a meeting by the directors and stockholders since the date of incorporation and accurately reflects in all material respects all actions by the directors (and any committee of directors) and stockholders.

2.23 83(b) Elections. To the Company's knowledge, all elections and notices under Section 83(b) of the Code have been or will be timely filed by all individuals who have acquired unvested shares of the Company's Common Stock.

2.24 Data Privacy. In connection with its collection, storage, transfer (including, without limitation, any transfer across national borders) and/or use of any personally identifiable information from any individuals, including, without limitation, any customers, prospective customers, employees and/or other third parties (collectively "**Personal Information**"), the Company is and has been, to the Company's knowledge, in compliance with all applicable Laws in all relevant jurisdictions, the Company's privacy policies and the requirements of any contract or codes of conduct to which the Company is a party. The Company has commercially reasonable physical, technical, organizational and administrative security measures and policies in place to protect all Personal Information collected by it or on its behalf from and against unauthorized access, use and/or disclosure. The Company is and has been, to the Company's knowledge, in material compliance with all laws relating to data loss, theft and breach of security notification obligations.

2.25 Environmental and Safety Laws. Except as could not reasonably be expected to have a Material Adverse Effect, to the best of its knowledge (a) the Company is and has been in compliance with all Environmental Laws; (b) there has been no release or threatened release of any pollutant, contaminant or toxic or hazardous material, substance or waste or petroleum or any fraction thereof (each a "**Hazardous Substance**"), on, upon, into or from any site currently or heretofore owned, leased or otherwise used by the Company; (c) there have been no Hazardous Substances generated by the Company that have been disposed of or come to rest at any site that has been included in any published U.S. federal, state or local "superfund" site list or any other similar list of hazardous or toxic waste sites published by any governmental authority in the United States; and (d) there are no underground storage tanks located on, no polychlorinated biphenyls ("**PCBs**") or PCB-containing equipment used or stored on, and no hazardous waste as defined by the Resource Conservation and Recovery Act, as amended, stored on, any site owned or operated by the Company, except for the storage of hazardous waste in compliance with Environmental Laws. The Company has made available to the Purchasers true and complete copies of all material environmental records, reports, notifications, certificates of need, permits, pending permit applications, correspondence, engineering studies and environmental studies or assessment.

For purposes of this Subsection 2.25, "**Environmental Laws**" means any law, regulation, or other applicable requirement relating to (a) releases or threatened release of Hazardous Substance; (b)

pollution or protection of employee health or safety, public health or the environment; or (c) the manufacture, handling, transport, use, treatment, storage, or disposal of Hazardous Substances.

2.26 Disclosure. As of the Initial Closing, the Company has made available to the Purchasers all the information reasonably available to the Company that the Purchasers have requested for deciding whether to acquire the Shares. No representation or warranty of the Company contained in this Agreement, as qualified by the Disclosure Schedule, and no certificate furnished or to be furnished to Purchasers at the Closing contains any untrue statement of a material fact, or to the Company's knowledge, omits to state a material fact necessary in order to make the statements contained herein or therein not misleading in light of the circumstances under which they were made. Such information may include projections, which were prepared by the Company in good faith; however, the Company does not warrant that it will achieve any results included in such projections. It is understood that this representation is qualified by the fact that the Company has not delivered to the Purchasers, and has not been requested to deliver, a private placement or similar memorandum or any written disclosure of the types of information's customarily furnished to Purchasers of securities.

2.27 Real Property Holding Corporation. The Company is not currently a "United States real property holding corporation" as defined in the Code and any applicable regulations promulgated thereunder. The Company has filed with the Internal Revenue Service all statements, if any, with its United State income tax returns which are required under such regulations.

3. Representations and Warranties of the Purchasers. Each Purchaser hereby represents and warrants to the Company, severally and not jointly, that:

3.1 Authorization. The Purchaser has full power and authority to enter into the Transaction Agreements. The Transaction Agreements to which the Purchaser is a party, when executed and delivered by the Purchaser, will constitute valid and legally binding obligations of the Purchaser, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and any other laws of general application affecting enforcement of creditors' rights generally, and as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies, or (b) to the extent the indemnification provisions contained in the Investors' Rights Agreement may be limited by applicable federal or state securities laws. If such Purchaser is an entity, all action on the part of such Purchaser and, as applicable, its officers, directors, partners, members, managers and stockholders necessary for the authorization, execution and delivery of the Transaction Agreements, the purchase of the Shares pursuant hereto and the performance of all of such Purchaser's obligations under the Transaction Agreements, have been taken or will be taken prior to the Closing.

3.2 Purchase Entirely for Own Account. This Agreement is made with the Purchaser in reliance upon the Purchaser's representation to the Company, which by the Purchaser's execution of this Agreement, the Purchaser hereby confirms, that the Shares to be acquired by the Purchaser will be acquired for investment for the Purchaser's own account, not as a nominee or agent (except as set forth on the signature page hereto), and not with a view to the resale or distribution of any part thereof, and that the Purchaser has no present intention of selling,

granting any participation in, or otherwise distributing the same. By executing this Agreement, the Purchaser further represents that the Purchaser does not presently have any contract, undertaking, agreement or arrangement with any Person to sell, transfer or grant participations to such Person or to any third Person, with respect to any of the Shares. The Purchaser has not been formed for the specific purpose of acquiring the Shares.

3.3 Disclosure of Information. The Purchaser has had an opportunity to discuss the Company's business, management, financial affairs and the terms and conditions of the offering of the Shares with the Company's management and has had an opportunity to review the Company's facilities. The foregoing, however, does not limit or modify the representations and warranties of the Company in Section 2 of this Agreement or the right of the Purchasers to rely thereon.

3.4 Restricted Securities. The Purchaser understands that the Shares have not been, and will not be, registered under the Securities Act, by reason of a specific exemption from the registration provisions of the Securities Act which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of the Purchaser's representations as expressed herein. The Purchaser understands that the Shares are "restricted securities" under applicable U.S. federal and state securities laws and that, pursuant to these laws, the Purchaser must hold the Shares indefinitely unless they are registered with the Securities and Exchange Commission and qualified by state authorities, or an exemption from such registration and qualification requirements is available. The Purchaser acknowledges that the Company has no obligation to register or qualify the Shares for resale except as set forth in the Investors' Rights Agreement. The Purchaser further acknowledges that if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the Shares, and on requirements relating to the Company which are outside of the Purchaser's control, and which the Company is under no obligation and may not be able to satisfy.

3.5 No Public Market. The Purchaser understands that no public market now exists for the Shares, and that the Company has made no assurances that a public market will ever exist for the Shares.

3.6 Legends. The Purchaser understands that the Shares and any securities issued in respect of or exchange for the Shares, may be notated with one or all of the following legends:

> "THE SHARES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO SUCH TRANSFER MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL IN A FORM SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933."

(a) Any legend set forth in, or required by, the other Transaction Agreements.

(b) Any legend required by the securities laws of any state to the extent such laws are applicable to the Shares represented by the certificate, instrument, or book entry so legended.

3.7 Accredited Investor. The Purchaser is an accredited investor as defined in Rule 501(a) of Regulation D promulgated under the Securities Act.

3.8 Foreign Investors. If the Purchaser is not a United States person (as defined by Section 7701(a)(30) of the Code), the Purchaser hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Shares or any use of this Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Shares, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Shares. The Purchaser's subscription and payment for and continued beneficial ownership of the Shares will not violate any applicable securities or other laws of the Purchaser's jurisdiction.

3.9 No General Solicitation. Neither the Purchaser, nor any of its officers, directors, employees, agents, stockholders or partners has either directly or indirectly, including, through a broker or finder (a) engaged in any general solicitation, or (b) published any advertisement in connection with the offer and sale of the Shares.

3.10 Exculpation Among Purchasers. The Purchaser acknowledges that it is not relying upon any Person, other than the Company and its officers and directors, in making its investment or decision to invest in the Company. The Purchaser agrees that neither any Purchaser nor the respective controlling Persons, officers, directors, partners, agents, or employees of any Purchaser shall be liable to any other Purchaser for any action heretofore taken or omitted to be taken by any of them in connection with the purchase of the Shares. Without limiting the foregoing, the Purchaser acknowledges and agrees that SCV is not a purchaser representative or agent of the Purchaser and the Purchaser has relied on his, her or its own investment due diligence and analysis.

3.11 Residence. If the Purchaser is an individual, then the Purchaser resides in the state or province identified in the address of the Purchaser set forth on the signature page for such Purchaser; if the Purchaser is a partnership, corporation, limited liability company or other entity, then the office or offices of the Purchaser in which its principal place of business is identified in the address or addresses of the Purchaser set forth on the signature page for such Purchaser.

3.12 Tax Advisors. The Purchaser acknowledges it has had the opportunity to review with its own tax advisors the U.S. federal, state, local and foreign tax consequences of this investment and the transactions contemplated by the Restated Certificate and the Transaction Agreements. The Purchaser understands that it (and not the Company) shall be responsible for its

own tax liability that may arise as a result of this investment or the transactions contemplated by the Transaction Agreements.

3.13 CFIUS Foreign Person Status. The Purchaser is not a "foreign person" or a "foreign entity," as defined in Section 721 of the Defense Production Act of 1950, as amended, including all implementing regulations thereof (the "**DPA**"). The Purchaser is not controlled by a "foreign person," as defined in the DPA. The Purchaser does not permit any foreign person affiliated with the Purchaser, whether affiliated as a limited partner or otherwise, to obtain through the Purchaser any of the following with respect to the Company: (i) access to any "material nonpublic technical information" (as defined in the DPA) in the possession of the Company; (ii) membership or observer rights on the Board of Directors or equivalent governing body of the Company or the right to nominate an individual to a position on the Board of Directors or equivalent governing body of the Company; (iii) any involvement, other than through the voting of shares, in the substantive decision-making of the Company regarding (x) the use, development, acquisition, or release of any "critical technology" (as defined in the DPA), (y) the use, development, acquisition, safekeeping, or release of "sensitive personal data" (as defined in the DPA) of U.S. citizens maintained or collected by the Company, or (z) the management, operation, manufacture, or supply of "covered investment critical infrastructure" (as defined in the DPA); or (iv) "control" of the Company (as defined in the DPA).

4. Conditions to the Purchasers' Obligations at Closing. The obligations of each Purchaser to purchase Shares at the Initial Closing or any subsequent Closing are subject to the fulfillment, on or before such Closing, of each of the following conditions, unless otherwise waived:

4.1 Representations and Warranties. The representations and warranties of the Company contained in Section 2 shall be true and correct in all respects as of the Initial Closing.

4.2 Performance. The Company shall have performed and complied with all covenants, agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by the Company on or before such Closing.

4.3 Compliance Certificate. The Chief Executive Officer of the Company shall deliver to the Purchasers at the Initial Closing a certificate certifying that the conditions specified in Sections 4.1 and 4.2 have been fulfilled.

4.4 Qualifications. All authorizations, approvals or permits, if any, of any governmental authority or regulatory body of the United States or of any state that are required in connection with the lawful issuance and sale of the Shares pursuant to this Agreement shall be obtained and effective as of such Closing.

4.5 Board of Directors. As of the Initial Closing, the authorized size of the Board shall remain at five (5) and shall be comprised of Sean Black, Jamison Glenn, Seth Levine, Jed Nachman and Dave Garland.

4.6 Indemnification Agreement. The Company and Dave Garland shall have executed and delivered the Indemnification Agreement.

4.7 Investors' Rights Agreement. The Company, each Purchaser (other than the Purchaser relying upon this condition to excuse such Purchaser's performance hereunder) and the other stockholders of the Company named as parties thereto whom are necessary for the amendment and restatement of such agreement shall have executed and delivered the Investors' Rights Agreement.

4.8 Right of First Refusal and Co-Sale Agreement. The Company, each Purchaser (other than the Purchaser relying upon this condition to excuse such Purchaser's performance hereunder), and the other stockholders of the Company named as parties thereto whom are necessary for the amendment and restatement of such agreement shall have executed and delivered the Right of First Refusal and Co-Sale Agreement.

4.9 Voting Agreement. The Company, each Purchaser (other than the Purchaser relying upon this condition to excuse such Purchaser's performance hereunder), and the other stockholders of the Company named as parties thereto whom are necessary for the amendment and restatement of such agreement shall have executed and delivered the Voting Agreement.

4.10 Restated Certificate. The Company shall have filed the Restated Certificate with the Secretary of State of Delaware on or prior to the Closing, which shall continue to be in full force and effect as of the Closing.

4.11 Secretary's Certificate. The Secretary of the Company shall have delivered to the Purchasers at the Initial Closing a certificate certifying (i) the Restated Certificate and Bylaws of the Company, (ii) resolutions of the Board approving the Transaction Agreements and the transactions contemplated under the Transaction Agreements, and (iii) resolutions of the stockholders of the Company approving the Restated Certificate.

4.12 Management Rights Letter. The Management Rights Letter shall have been executed by the Company and delivered to SCV.

4.13 Proceedings and Documents. All corporate and other proceedings in connection with the transactions contemplated at the Closing and all documents incident thereto shall be reasonably satisfactory in form and substance to each Purchaser, and each Purchaser (or its counsel) shall have received all such counterpart original and certified or other copies of such documents as reasonably requested. Such documents may include good standing certificates.

4.14 Preemptive Rights. The Company shall have fully satisfied (including with respect to rights of timely notification) or obtained enforceable waivers in respect of any preemptive or similar rights directly or indirectly affecting any of its securities.

4.15 Corporate Approvals and Third Party Consents. The Company shall have obtained the corporate approvals and third party consents set forth on Exhibit I.

4.16 Minimum Number of Shares at Initial Closing. A minimum of 111,239,654 Shares must be sold at the Initial Closing.

5. Conditions of the Company's Obligations at Closing. The obligations of the Company to sell Shares to the Purchasers at the Initial Closing or any subsequent Closing are subject to the fulfillment, on or before the Closing, of each of the following conditions, unless otherwise waived:

5.1 Representations and Warranties. The representations and warranties of each Purchaser contained in Section 3 shall be true and correct in all respects as of such Closing.

5.2 Performance. The Purchasers shall have performed and complied with all covenants, agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by them on or before such Closing.

5.3 Qualifications. All authorizations, approvals or permits, if any, of any governmental authority or regulatory body of the United States or of any state that are required in connection with the lawful issuance and sale of the Shares pursuant to this Agreement shall be obtained and effective as of the Closing.

5.4 Investors' Rights Agreement. Each Purchaser and the other stockholders of the Company named as parties thereto whom are necessary for the amendment and restatement of such agreement shall have executed and delivered the Investors' Rights Agreement.

5.5 Right of First Refusal and Co-Sale Agreement. Each Purchaser and the other stockholders of the Company named as parties thereto whom are necessary for the amendment and restatement of such agreement shall have executed and delivered the Right of First Refusal and Co-Sale Agreement.

5.6 Voting Agreement. Each Purchaser and the other stockholders of the Company named as parties thereto whom are necessary for the amendment and restatement of such agreement shall have executed and delivered the Voting Agreement.

6. Miscellaneous.

6.1 Survival of Warranties. Unless otherwise set forth in this Agreement, the representations and warranties of the Company and the Purchasers contained in or made pursuant to this Agreement shall survive the execution and delivery of this Agreement and the Closing and shall in no way be affected by any investigation or knowledge of the subject matter thereof made by or on behalf of the Purchasers or the Company.

6.2 Successors and Assigns. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

6.3 Governing Law. This Agreement shall be governed by the internal law of the State of Delaware, without giving effect to any principles of conflicts of law.

6.4 Counterparts. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

6.5 Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

6.6 Notices. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt, or (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their address as set forth on the signature page, or to such e-mail address or address as subsequently modified by written notice given in accordance with this Section 6.6.

6.7 No Finder's Fees. Each party represents that it neither is nor will be obligated for any finder's fee or commission in connection with this transaction. Each Purchaser, severally and not jointly, agrees to indemnify and to hold harmless the Company from any liability for any commission or compensation in the nature of a finder's or broker's fee arising out of this transaction (and the costs and expenses of defending against such liability or asserted liability) for which such Purchaser or any of its officers, employees or representatives is responsible. The Company agrees to indemnify and hold harmless each Purchaser from any liability for any commission or compensation in the nature of a finder's or broker's fee arising out of this transaction (and the costs and expenses of defending against such liability or asserted liability) for which the Company or any of its officers, employees or representatives is responsible.

6.8 Fees and Expenses. Each party hereto shall be responsible for the fees and disbursements of attorneys, accountants, consultants and any other representative or agent retained by such party in regard to this Agreement and the transactions contemplated hereby; provided, however, that at the Initial Closing, the Company shall pay the reasonable fees and expenses of DLA Piper LLP (US), counsel for SCV, in an amount not to exceed, in the aggregate, $25,000.

6.9 Attorneys' Fees. If any action at law or in equity (including, arbitration) is necessary to enforce or interpret the terms of Restated Certificate or any of the Transaction Agreements, the prevailing party shall be entitled to reasonable attorneys' fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled.

6.10 Amendments and Waivers. Any term of this Agreement may be amended, terminated or waived only with the written consent of the Company and the holders of at least a majority of the then-outstanding shares of Series AA Preferred Stock. Any amendment or waiver effected in accordance with this Section 6.10 shall be binding upon the Purchasers and each

transferee of the Shares (or the Conversion Shares), each future holder of all such securities, and the Company.

6.11 Severability. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

6.12 Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

6.13 Entire Agreement. This Agreement (including the Exhibits hereto), the Restated Certificate and the other Transaction Agreements constitute the full and entire understanding and agreement between the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties are expressly canceled.

6.14 Dispute Resolution. The parties (a) hereby irrevocably and unconditionally submit to the exclusive jurisdiction of the federal and state courts located in the State of Delaware for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the federal or state courts located in the State of Delaware, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

WAIVER OF JURY TRIAL: EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE OTHER TRANSACTION AGREEMENTS, THE SECURITIES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT

BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL

6.15 No Commitment for Additional Financing. The Company acknowledges and agrees that no Purchaser has made any representation, undertaking, commitment or agreement to provide or assist the Company in obtaining any financing, investment or other assistance, other than the purchase of the Shares as set forth herein and subject to the conditions set forth herein. In addition, the Company acknowledges and agrees that (a) no statements, whether written or oral, made by any Purchaser or its representatives on or after the date of this Agreement shall create an obligation, commitment or agreement to provide or assist the Company in obtaining any financing or investment, (b) the Company shall not rely on any such statement by any Purchaser or its representatives, and (c) an obligation, commitment or agreement to provide or assist the Company in obtaining any financing or investment may only be created by a written agreement, signed by such Purchaser and the Company, setting forth the terms and conditions of such financing or investment and stating that the parties intend for such writing to be a binding obligation or agreement. Each Purchaser shall have the right, in its sole and absolute discretion, to refuse or decline to participate in any other financing of or investment in the Company, and shall have no obligation to assist or cooperate with the Company in obtaining any financing, investment or other assistance.

6.16 Waiver of Conflicts (Lowenstein). Each party to this Agreement acknowledges that Lowenstein Sandler LLP ("**Lowenstein**"), counsel for the Company, has in the past performed legal service for and is or may now be representing or in the future may represent one or more Purchasers or their affiliates in matters unrelated to the transactions contemplated by this Agreement (the "**Financing**"), including representation of such Purchasers or their affiliates in matters of a similar nature to the Financing. The applicable rules of professional conduct require that Lowenstein inform the parties hereunder of this representation and obtain their consent. Lowenstein has served as counsel to the Company and has negotiated the terms of the Financing solely on behalf of the Company. The Company and each Purchaser hereby (a) acknowledge that they have had an opportunity to ask for and have obtained information relevant to such representation, including disclosure of the reasonably foreseeable adverse consequences of such representation; (b) acknowledge that with respect to the Financing, Lowenstein has represented solely the Company, and not any Purchaser or any stockholder, director or employee of the Company or any Purchaser; and (c) gives its informed consent to Lowenstein's representation of the Company in the Financing.

[*Signature pages and exhibits on file with the Company*]